Adopted by the Board of Directors/Trustees

                          of the First Investors Funds

                       at its meeting on November 18, 2004





                                   Resolution



         VOTED: That the Board of Directors/Trustees of the First Investors Funds ("Funds") authorizes Larry R. Lavoie to sign the Registration Statements of the Funds as attorney-in-fact on behalf of the officers of the Funds.